

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

May 13, 2009

David A. Rapaport, Esq.
General Counsel
333 Sandy Springs Circle, Suite 223
Atlanta, GA 30328

> **Re: MK Arizona Corp.**
> **Response Letter Dated May 13, 2009**
> **File No. 333-153492**

Dear Mr. Rapaport:

We have reviewed your response letter and have the following comments. We may have additional comments after we complete our review amendment seven to your registration statement on Form S-4. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Solicitation Costs, page 77

1.   Please tell us the purpose of the additions to this section and on page 22. See Rule 14a-16(m).

Security Ownership of the Combined Company, page 216

2.   Please reconcile the disclosure you added in the notes to your table that the lock ups will have expired at the time the earn-out is complete with your disclosures on page 107.

Shares Eligible For Future Sale, page 225

3.   Please note that we are not making any determination at this time regarding the accuracy of your analysis or conclusions in your response to prior comment 3 or related previous comments.

Exhibits

4.   We note your response to prior comment 5. Please tell us what jurisdiction's laws govern the units. Cite with specificity the relevant section of the units.

Exhibit 5.1

5.   We reissue prior comment 9 with respect to the assumption contained in paragraph (c) that the transactions mentioned "constitute the legal, valid and binding obligations of each of the parties thereto, enforceable in accordance with their respective terms."

6.   We note your revisions in response to prior comment 13; however, it remains unclear why the first clause in the definition of "non-assessable" refers only to "otherwise [paying] money to the company" and not to creditors. Please advise.

7.   Please file the December 7, 2006 opinion mentioned in the Coppersmith, Schermer & Brockman opinion. Ensure that the December 7, 2006 opinion does not preclude reliance by Coppersmith, Schermer & Brockman.

Exhibit 8.3

8.   Regarding your response to prior comment 16:

   •   You state that "each of the opinions included in the registration statement will be included in an amendment to be filed on the effective date and dated as of that same date." Please ensure that the exhibits you intend to file are signed and in final form. For example, it appears that exhibit 8.3 does not include counsel's signature; and
   •   The opinion you file to satisfy your obligation under Regulation S-K Item 601(b)(8) may not assume legal conclusions underlying the opinion. We note, for example, the assumption in paragraph (c) that the transactions you mention "constitute the legal, valid and binding obligations of each of the parties thereto, enforceable in accordance with their respective terms."

   Please file revised opinions accordingly.

Exhibit 23.7

9.   It appears that this consent is signed by an individual, not the entity that provided the report. Please file the consent of the entity that provided the report.

Exhibit 23.8

10.   We note your response to prior comment 4. Given your disclosure on page 82, please expand the consent of Mr. Danics to state expressly whether he consents to the prospectus discussion of his report.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

        You may contact at Andri Boerman at (202) 551-3645 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Ralph V. De Martino, Esq.—Cozen O'Connor
Cavas Pavri, Esq.—Cozen O'Connor